

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2022

Tom Fitzgerald
Chief Financial Officer
Planet Fitness, Inc.
4 Liberty Lane West
Hampton, NH 03842

   Re: Planet Fitness, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2021
     Form 10-Q for the Quarterly Period Ended June 30, 2022
     Response filed October 3, 2022
     File No. 001-37534

Dear Tom Fitzgerald:

  We have reviewed your October 3, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2022 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP financial measures, page 31

1. We note your response to comment 1 part 1. We continue to believe that adjusting for pre-opening costs is not appropriate. Considering your growth strategy these costs appear to be normal, recurring costs of your operations. Accordingly, please revise your Non-GAAP measures to remove this adjustment from your calculation.

Tom   Fitzgerald
Planet Fitness, Inc.
October 7, 2022
Page 2

You may contact Scott Stringer at 202-551-3271 or Linda Cvrkel at 202-551-3813 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services